Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing the Placement of Bonds in the local market

SANTIAGO, Chile, November 29, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting on this date, the settlement and placement of Itaú Corpbanca dematerialized and bearer bonds in the local market, charged to the Line of Bonds registered in the Securities Registry of the CMF, under No. 3/2022.

The specific conditions of placement were as follows:

- Series “DN” Bonds, Code BITADN0322, for a total amount of UF 3,000,000.- (Unidades de Fomento), collecting the sum of CLP $ 101.319.108.917.- with a maturity date of September 9, 2032, at an average placement rate of 2.62%.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl